Exhibit 99.1

Gerdau Ameristeel Announces Acquisition of Century Steel

Tampa, FL, April 1, 2008 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that Pacific Coast Steel (PCS), a majority owned Gerdau Ameristeel joint venture, has acquired all the assets of Century Steel, Inc. (CSI), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $152 million.

CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico.  With fabrication facilities that have an annual capacity in excess of 250,000 tons per year, CSI participates in virtually all segments of the marketplace in the western United States.

Gerdau Ameristeel also announced that, concurrently with the acquisition of Century, Gerdau Ameristeel will pay approximately $68.0 Million to increase its equity participation in the PCS joint venture to approximately 84%.

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 61 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange, and the Toronto Stock Exchange under the symbol GNA.

Investor Relations Contact:

Barbara R. Smith
Vice President  & CFO
813 319 4324
basmith@gerdauameristeel.com

Media Contact:

Steven Hendricks
Corporate Communications
813 319 4858
SThendricks@Gerdauameristeel.com